Exhibit to the Material Fact

1.                  EVENTS AFTER THE REPORTING PERIOD

Merger of Oi Internet with and into Oi Móvel

On March 1, 2018 Oi Internet was merged with and into Oi Móvel, both indirect subsidiaries of the Company, in compliance with the provisions of clauses 3.1.6 and 7.1 of Oi’s JRP and its subsidiaries Oi Móvel, Telemar, Copart 4, Copart 5, PTIF, and Oi Holanda. This is one of the two stages of the corporate and equity restructuring process of the Companies Undergoing Reorganization as expressly provided by JRP, and its objective to optimize the operations and increase the results of the Companies Undergoing Reorganization and the other Oi’s direct and indirect subsidiaries. In addition, the merger of the operations of Oi Internet and Oi Móvel, through the consolidation of the activities performed, will bring considerable administrative, economic, and tax benefits, with a decrease of costs and the generation of synergy gains that will increase efficiency in the supply of services.

Estimated impacts of the JRP

As a result of the approval of the JRP at the CGM held on December 19 and 20, 2017 and subsequent ratification by the Judicial Reorganization Court on January 8, 2018, published on the Official Gazette on February 5, 2018, the Company started to restructure the liabilities subject to the Judicial Reorganization, under the terms and conditions provided for in the JRP and summarized in Note 1, which should result in a significant reduction of such liabilities.

Pursuant to CPC 26 (IAS 1) the Company believes that the ratification of the Judicial Reorganization Plan is a 2018 event and did not recognize any impact from this event on the financial liabilities addressed by said Plan and recognized as at December 31, 2017. As for the measurement of the provisions for contingencies as at December 31, 2017, the Company intends to reflect the impacts of the Judicial Reorganization in this measurement, as established in CPC 25 (IAS 37).

Even though the financial liabilities recognized in the balance sheet as at December 31, 2017 are not affects by the effects of the Judicial Reorganization Plan and since the Company has not yet completed the assessment of these effects and the timing of their recognition, Management believes that under CPC 26 (IAS 1) it should disclose the estimated effects as at this date.

The Company’s management emphasizes, however, that the impacts disclosed herein were determined based on: (i) financial indicators (interest rate, foreign exchange rate, etc.); (ii) the information on the payment methods elected by the creditors; and (iii) the compliance of the conditions precedent for the implementation of the JRP, which do not depend entirely on the Company and might be changed, which would result in differences compared to the actual accounting records of the effects of the JRP, which is estimated to occur in the course of 2018 as the conditions precedent as successfully met (Note 1).

As at June 30 2016 the claims included in the JRP and the fair value estimated by Management of the restructured claims as at December 31, 2017 are as follows:

In R$ million (consolidated)	Corresponding accounting line items	Estimated amount of claims allocated per option at 06/20/2016	Accounting balances at 12/31/2017	Estimated fair value of restructured claims
Class I – Labor Claims	Accounts payable and provisions (Notes 16 and 20)	877	877	877
Class II – Collateralized Claims (1)	Borrowings and financing (Note 17)	3,327	3,837	3,327
Classes III and IV – Unsecured Creditors
Borrowings and financing (1) (2)	Borrowings and financing (Note 17)	46,278	50,977	10,685
Regulatory agencies	Provisions (Note 20)	14,550	2.807	2,807
Suppliers (3)	Accounts payable (Note 16)	2,135	2,135	1,229
Contingencies (4)	Provisions (Note 20)	221	204	24
Mediation (5)		362
Total		67,751	60,837	18,949

1     Since June 20, 2016 the Company has been maintaining the recognition of a provision for unpaid interest for accounting purposes (Note 17).

2     At June 20, 2016 includes R$3,656 million covered by the General Payment Offer.

3     At June 20, 2016 includes R$356 million covered by the General Payment Offer.

4     At June 20, 2016 includes R$204 million covered by the General Payment Offer.

5     The amounts subject matter of mediation were paid in 2017.

6     The estimated amount of restructured claims excludes the fair value of the equity instruments to be issued in the context of the exchange of debt for shares. Estimated fair value as at December 31, 2017 / February 5, 2018.

As at December 31, 2017, Equity, Working Capital, and line item Borrowings and Financing adjusted for the effects of the JRP estimated by Management, taking into account the information above, would be R$28.078 million, R$11.877 million, and R$13.714 million, respectively (Note 1).

In R$ million (consolidated)	Shareholders’ equity	Working capital	Borrowings and financing
Balance at Dec 31, 2017	(13,512)	(44,144)	54,515
Debt restructuring adjustment	41,888[1]	41,708	(40,802)
Current/non-current reclassification		14,611
Derecognition of debt issuance costs	(298)	(298)	298
Adjusted balance	28,078	11,877	13,714

1 Pursuant to the applicable accounting criteria, a portion of the debt restructuring adjustment will be recognized in net gain corresponding to the hair-cut of the claims and the remaining balance as equity instrument issued in the context of the debt exchange.